LAW DEPARTMENT
                             ICAHN ASSOCIATES CORP.
                            AND AFFILIATED COMPANIES
                         767 FIFTH AVENUE - 47TH FLOOR
                            NEW YORK, NEW YORK 10153
                          TELEPHONE NO. (212) 702-4300
                             FAX NO. (212) 688-1158

MARC WEITZEN, GENERAL COUNSEL                          DIRECT DIAL: 212-702-4388
                                                      EMAIL:  MWEITZEN@SFIRE.COM

                                  July 6, 2011

VIA EDGAR AND EMAIL
-------------------

United States Securities and Exchange Commission
Division of Corporate Finance - Office of Mergers & Acquisitions
One Station Place - 100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: David L. Orlic, Special Counsel

RE:  FOREST  LABORATORIES,  INC.  ("FOREST  LABS")
     AMENDMENT NO. 1 TO PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A FILED ON JUNE 27, 2011 BY ICAHN CAPITAL LP ET AL.
     FILE  NO.  001-05438
     --------------------------------------------------------------

Dear Mr. Orlic:

     Set forth below, on behalf of Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II L.P., Icahn Partners Master Fund III L.P., High River Limited Partnership, Hopper Investments LLC, Barberry Corp., Icahn Onshore LP, Icahn Offshore LP, Icahn Capital L.P., IPH GP LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc., Beckton Corp. and Mr. Carl C. Icahn (collectively, the "Filing Persons"), are responses to the comments contained in the letter (the "Comment Letter") from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") received by me via email on July 5, 2011, relating to the Schedule 14A filed with the Commission by the Filing Persons on June 27, 2011. The paragraph numbers set forth below correspond to the numbers contained in the Comment Letter.

     1. The Filing Persons will revise the proxy statement to add a date and page numbers.

     2. The Filing Persons will revise the language throughout the proxy statement to indicate that a stockholder should return the gold proxy if it wishes to support the Nominees and vote as recommended by the Participants.

     3. The Filing Persons will revise the proxy statement in response to comment Number 3 to the Comment Letter by adding the following language:

          "The share price of Forest Labs' Common Stock was $75.48 per share in February 2004. The share price as of July 5, 2011 was $39.60 per share. This represents a decline in the price of Forest Labs' Common Stock of approximately 47.5% over the past 7 years. In addition, according to page 20 of Forest Labs' Form 10-K for the fiscal year ended March 31, 2011, under Risk Factors, "[Forest Labs is] Substantially Dependent on Sales of Two of Our Principal Products.", Lexapro accounted for 55% of Forest Labs' net sales in 2011 and "with the expiration of the patent for Lexapro in March 2012, the Company will face generic competition, which [Forest Labs expects] will immediately and significantly erode sales of Lexapro going forward." According to a Form 8-K filed by Forest Labs on April 20, 2011, earnings per share was $3.59 for the fiscal year ending March 31, 2011 and Forest Labs expects diluted earnings per share to be in a range of $3.60 to $3.70 for the fiscal year ending March 31, 2012 and not less than $1.20 per share for the fiscal year ending March 31, 2013.

          The Filing Persons believe that the experience of their nominees, including experience on boards of other pharmaceutical companies, will be extremely beneficial to Forest Laboratories and, therefore, its stockholders. This is in contrast to the fact that none of the current members of Forest Laboratories' Board of Directors has served on the board of another publicly traded company in the past five years. In addition, given that the average length of service on the current Board is nearly 23 years, the Filing Persons believe that the Company would benefit from fresh perspectives from new board members with relevant experience."

     4. The Filing Persons confirm that they will not refer security holders to information that will be contained in Forest Labs' proxy statement in reliance on Rule 14a-5(c) before Forest Labs distributes the information to security holders.

     5. The Filing Persons will revise the proxy statement in response to comment Number 5 to the Comment Letter by replacing the existing language with the following language:

          According to Forest Laboratories' Proxy Statement, the Bylaws and applicable law, the Stockholder vote on Proposal 3 - ADVISORY VOTE ON THE FREQUENCY OF AN ADVISORY VOTE ON THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS (SAYWHENONPAY VOTE) - is advisory and will not be binding on the Company's Board. If none of the frequency alternatives (one year, two years or three years) receives a majority vote, the Company has disclosed that it will consider the frequency that receives the highest number of votes by stockholders to be the frequency that has been selected by stockholders. However, the Company disclosed that because this vote is advisory and not binding on the Company or its Board in any way, its Board may decide that it is in the Company's and its stockholders' best interests to hold an advisory vote on executive compensation more or less frequently than the alternative selected by the Stockholders. Abstentions and broker nonvotes will not be counted as expressing any preference and will therefore have no effect on the outcome of this proposal. Brokers are not entitled to vote on such proposals in the absence of voting instructions from the beneficial owner.

          According to Forest Laboratories' Proxy Statement, the Bylaws and applicable law, the approval of Proposal 4 - RATIFICATION OF THE SELECTION OF THE INDEPENDENT REGISTERED ACCOUNTING FIRM - requires the affirmative vote of a majority of the shares present in person or by proxy and entitled to vote on the matter. Abstentions and broker nonvotes will therefore have the same effect as a vote against the proposal. Brokers are not entitled to vote on such proposals in the absence of voting instructions from the beneficial owner.

     6. The Filing Persons will revise the proxy statement in response to comment Number 6 to the Comment Letter by replacing the existing language with the following language:

          According to Forest Laboratories' Proxy Statement, the Bylaws and applicable law, the Stockholder vote on Proposal 2 - ADVISORY VOTE ON EXECUTIVE COMPENSATION (SAYONPAY VOTE) - is advisory and will not be binding on the Company's Board. However, in order to be approved on an advisory basis, this proposal must receive the "FOR" vote of a majority of the shares present in person or by proxy and entitled to vote on the matter. Abstentions and broker nonvotes will therefore have the same effect as a vote against the proposal. Brokers are not entitled to vote on such proposals in the absence of voting instructions from the beneficial owner.

     7. The Filing Persons will revise the proxy statement in response to comment Number 7 to the Comment Letter by adding the following language to the "REVOCATION OF PROXIES" section:

          "submitting a properly executed, subsequently dated WHITE proxy card that will revoke all prior proxy cards, including any gold proxy cards which you may have submitted to Forest Laboratories;"

     If you have any questions regarding this filing, please contact the undersigned at (212) 702-4388 or Mark DiPaolo, Esq. at (212) 702-4361.

                                            Very truly yours,


                                            /s/ Marc Weitzen
                                            ----------------
                                            Marc Weitzen